9/17

05011888

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mount Burgess Mining

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 21 2005
THOMSON FINANCIAL

FILE NO. 82- 1835 FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 10/19/05



MOUNT BURGESS MINING N.L.

A.C.N. 009 067 476

Annual Report 2005

Company Particulars

Directors:	NIGEL RAYMOND FORRESTER, FCA RONALD WILLIAM O'REGAN MARTIN LINDSAY SPENCE, BSc, AusIMM ALFRED PATRICK STIRLING, FCA GODFREY EDWARD TAYLOR, LL B
Joint Secretaries:	JAN FORRESTER DEAN ANGELO SCARPAROLO, CPA
Registered Office:	Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000. Telephone: ++61 89322 6311 Facsimile: ++61 89322 4607 Email: mtb@mountburgess.com Website: www.mountburgess.com
Share Registry:	Advanced Share Registry Services, 110 Stirling Highway, Nedlands, Western Australia, 6009. Telephone: ++61 89389 8033 Facsimile: ++61 89389 7871
Auditors:	Deloitte Touche Tohmatsu, Level 14 240 St Georges Terrace Perth, Western Australia, 6000.
Bankers:	Australia and New Zealand Banking Group Ltd, 77 St. Georges Terrace, Perth, Western Australia, 6000.

Mount Burgess Mining N.L. is a public company listed on the Australian Stock Exchange.

Address by the Chairman

It is my pleasure to present to you this annual report for the year to 30th June 2005.

Exploration during the year was conducted on three fronts, namely at Telfer in Western Australia for gold and base metals, at Tsumkwe in Namibia for diamonds and base metals and at Kihabe in neighbouring Botswana for base metals.

At Telfer, Barrick Gold of Australia Limited completed four deep diamond core holes, each of which were drilled to in excess of one thousand metres. Two holes drilled at Tim's Dome and two holes drilled at East Thomson's Dome, were designed to test the "M Reefs" and "I Reefs" within the lower Malu Formation.

Results from this drilling are currently being reviewed to gain a better understanding of the controls of mineralisation at both Tim's and East Thompson's Domes.

At Tsumkwe in Namibia, a large portion of exploration was concentrated in the western sector of the project this year. Two separate areas in this western sector have continued to yield very positive results from drilling to the base of the overlying Kalahari Sands. A combination of high kimberlitic garnet counts together with a significant number of very fresh kimberlitic garnets recovered from this drilling indicates the presence of possibly two kimberlites in this area.

On the Company's base metals project which spans the border between Namibia and Botswana a number of base metal anomalies delineated from geochemical sampling, were covered by Induced Polarisation (I.P.) dipole to dipole and gradient array surveys for the purpose of more confidently determining how best these anomalies should be drilled from hereon. Further drilling will be conducted on this project during the current year.

Of encouragement at Kihabe in Botswana, where the Company has conducted some wide-spaced drilling over a zinc anomaly some 2.6km long, yielding grades up to 5.4% zinc, 2.7% lead and 194g/t silver, metallurgical tests of mineralised drill chips has shown that metal recoveries for all of zinc, lead and silver are within the ninety percentile.

During the year Mr Martin Spence B.Sc. Aus. IMM was appointed to the Board as Director of Exploration. Mr Spence is a qualified geologist with considerable experience in diamond, gold, nickel and base metals exploration. He has spent a significant amount of time in Southern Africa involved in diamond exploration, where he has found a number of kimberlites.

I should like to thank the Board and all staff members for their continued support during the year.

N R FORRESTER
CHAIRMAN

TELFER

Pilbara Mineral Field, Western Australia

The Company currently holds equity in 27 granted and pending mineral tenements covering approximately 250 square kilometres within a 10 to 40 kilometre radius of Newcrest Mining's Telfer gold mine.

Newcrest's Telfer mine has produced in excess of five million ounces of gold since 1977 and has a current quoted gold resource of 26.2 million ounces of gold, which includes a reserve of 18.4 million in-situ ounces.

In 2004 the Company signed an agreement with Barrick Gold of Australia Limited, whereby Barrick can earn 51% equity in the Company's Telfer tenements by spending $5 million, at which point the Company can elect to either contribute pro-rata or dilute to 25% by being free carried through to a decision to mine.

East Thompson's Dome and Tim's Dome

East Thompson's Dome is situated 10km north of the Telfer Gold Mine while Tim's Dome is some 15km north west of Telfer.

Historical drilling has shown the rock types, style of mineralisation and the alteration systems at Tim's Dome and East Thompson's Dome are similar to the Telfer Main Dome

During the year Barrick Gold of Australia Limited completed a total of five drill holes at Tim's Dome and East Thompsons' Dome for 1303.8 metres of RC and 3102.6 metres of diamond core.

All assaying was conducted by fire assay with atomic absorption spectrometry finish to a 0.01ppm lower detection limit. Significant intersections from this drilling were returned as follows:

Tim's Dome

Hole No.	Depth of Hole	Mineralised Intersection	
BTDD0003	1,165.0m	170-171m	1m @ 1.01g/t Au
		173-175m	2m @ 2.64g/t Au
		210-211m	1m @ 1.07g/t Au
		311-313m	2m @ 1.88g/t Au

East Thompson's Dome

BTRCD0003	1,041.3m	243-246m	3m @ 8.04g/t
BTDD0004	1,011.3m	60-61m	1m @ 11.47g/t Au

(BTDD0004 has only been assayed from 0-325m at time of reporting)

PERRINVALE PROJECT

North Coolgardie Mineral Field, Western Australia

The Company withdrew from the Perrinvale Joint Venture with Heron Resources Limited in early 2005.

MOUNT ELVIRE

(The Company 100%)

The Mount Elvire tenements consisted of five Exploration Licences (E30/256, E30/258, E29/496, E29/498 and E77/1044) covering an area of 832.30 sq. km, centred some 210km north of Southern Cross.

During this reporting period open file data evaluation, a literature review and reconnaissance exploration visits were undertaken on these tenements.

Assaying for Au, Ag, Pt, Pd was conducted by fire assay and assaying for base metals, Zn, Cu, Ni, Pb was conducted by atomic absorption spectrometry.

E77/1044

During the year forty nine rock-chip samples and fourteen soil samples were collected and assayed for Gold, Silver, Nickel, Copper, Zinc and Lead (Au, Ag, Ni, Cu, Zn and Pb). Results showed that mineralisation was controlled by a narrow alteration zone (in a granite) which, together with previously reported drill assay results into old workings indicate that no further work is warranted.

E29/496

An initial visit during the year to a layered ultrabasic within this tenement returned 1.3% Cu from a gossan and 2973ppm Cu over 6m from drill spoil from a previous explorer's percussion drill hole.

This layered sequence was exposed by shallow trenching and sampled for Platinum, Palladium, Nickel, Copper and Gold. The best results were 13165ppm Cu over 1m and an unrelated 2265ppm Ni over 3m. The Platinum Group Element results were negligible.

E30/256

Due to access difficulties during the year a proper reconnaissance was not undertaken on this tenement. Consequently it has been retained for future evaluation.

E29/498

The outcropping geology on this tenement dominantly consists of massive ultramafic volcanics with interflow Banded-Iron-Formation which is confined to the western margin of Lake Barlee. The stratigraphy was explored for Nickel mineralisation with an emphasis on areas associated with the basal sediments.

No presence of Nickel sulphides or gossan after sulphide was observed and consequently it was recommended that no further work be undertaken on this tenement.

Further work will only be conducted on E30/256

TSUMKWE DIAMOND PROJECT

Namibia

The Tsumkwe diamond tenements consist of nine contiguous Exclusive Prospecting Licences (EPL's) covering an area of 7,800 sq. km. Seven of these EPL's are in Joint Venture with Kimberlite Resources (Pty) Ltd (10%) and the Company (90%), the remaining two tenements are owned 100% by the Company.

The project area is situated on the southern margin of the highly prospective Congo-Angolan Craton which is host to a number of recently discovered kimberlites in both Namibia and Botswana. To date these discoveries, including the three kimberlites discovered by the Company, are non-diamondiferous. However, the presence of macro-diamonds and associated G10 pyrope garnets from both drill spoil and surface sampling within the Company's tenure would indicate the presence of diamondiferous kimberlite(s). See map of the Tsumkwe Diamond Project high garnet count clusters which displays the macro-diamonds, G10 and G9 pyrope garnet contours overlying the aeromagnetic map, in the western portion of the project area.

Exploration undertaken by the Company during this reporting period consisted of the following:

210 percussion holes totalling 10,106 metres were drilled to test geophysical targets with kimberlitic signatures in areas of known kimberlite indicator minerals.

Drilling was also conducted to sample for buried indicator minerals in an effort to track them upstream to their kimberlitic source.

23.34 sq. km of ground gravity surveys were conducted over areas of significant kimberlitic indicator mineral clusters.

Loam sampling, in areas of relatively shallow Kahalari sand cover, was undertaken to test deflated surfaces for concentrations of kimberlite indicator minerals.



N
W E
S

◆ Diamond
— Fault
G10 Cluster *
G9 Cluster


TSUMKWE
PROJECT
AREA
NAMIBIA

MOUNT BURGESS MINING N.L.

TSUMKWE DIAMOND PROJECT

High Garnet Count Clusters

10 kilometres

** G10 (Group 10) garnets belong to Dawson and Stephens' (1975) diamond-inclusion garnet group. G10 garnets are similar to garnet inclusions often found within diamonds, indicating that G10 garnets are likely to be derived from deep-seated sources within the diamond stability field and have shed from a diamond bearing kimberlite.*

Select drill-spoil and loam samples were concentrated by jigging and then subject to heavy media separation. Heavy media concentrates were then observed by the Company's microscopist to identify any kimberlitic indicator minerals.

Significant kimberlitic indicator results returned during the year include:

WESTERN PROJECT AREA

Kimberlitic garnets recovered from drilling

Percussion Hole No.	Total Garnets	Class 4 Garnets
NAM 655	6	3
NAM 657	35	8
NAM 665	22	–
NAM 669	4	4
NAM 703	9	1
NAM 708	2	1
NAM 741	2	2
NAM 754	66	–
NAM 755	3	1

CENTRAL PROJECT AREA

Kimberlitic garnets recovered from drilling

Percussion Hole No.	Total Garnets	Class 4 Garnets
NAM 575	4	2
NAM 673	17	–
NAM 674	18	3

Class 4 garnets show limited sign of abrasion indicating they have travelled a short distance from a kimberlitic source

These results, which were obtained from the gravel rich horizon immediately overlying the Karoo volcanics through which the kimberlites have intruded, indicate that the kimberlitic indicator minerals have come directly from a kimberlitic body and are not believed to have been re-worked by the various phases of drainage since intrusion.

BASE METALS EXPLORATION

Namibia and Botswana

Metallurgical test work conducted on the drill spoil from the Kihabe (Botswana) base metal prospect, which was drilled in 2004, returned values in excess of 90% recovery for Zinc, Lead and Silver.

Twenty Induced Polarisation (IP) dipole-dipole lines were surveyed over several base metal targets that had been delineated by soil geochemical sampling in both Namibia and Botswana. Refer to the Botswana Base Metals Project map which shows the Tswee Tswee prospect, one of the targets surveyed. Five of these lines were surveyed across the partially drilled out Kihabe base metals prospect as an orientation exercise to determine the geophysical signature of this disseminated sulphide zone of mineralisation.

In addition a gradient array induced polarisation survey was conducted over a previously delineated anomaly in Namibia.

Drilling will be conducted on this Namibian revised target in the coming quarter.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy.

Mr Spence is a full time employee of the Company.

Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.


Tswee

Aster Landsat Tm742

N
W E
S


BOTSWANA
BASE METALS
PROJECT
AREA

IP Line

Dept of Geological Survey
Botswana Soil Geochemistry

> 19 Cu ppm
14 to 19 Cu ppm

MOUNT BURGESS MINING N.L.

BOTSWANA BASE METALS PROJECT

Soil Geochemistry and IP Lines

3 kilometres

The Directors of Mount Burgess Mining N.L. submit herewith the annual financial report for the financial year ended 30 June 2005. In order to comply with the provisions of the Corporations Act 2001 the Directors report as follows:

DIRECTORS

The names and particulars of the Directors of the Company during or since the end of the financial year are:

Name	Particulars
Mr N R Forrester, FCA	Chairman and Managing Director, aged 60, Chartered Accountant, joined the Board in 1985. Mr Forrester is a Fellow of the Institute of Chartered Accountants in England and Wales and also a Fellow of the Institute of Chartered Accountants in Australia. He has been involved in the exploration and mining industry over the past twenty seven years. Mr Forrester is one of the original shareholders of the Company which he floated in 1985.
Mr M L Spence, BSc, AusIMM	Executive Director - Exploration, aged 56, Geologist, joined the Board in 2004. Having obtained his Bachelor of Science at the University of Western Australia in 1984, Mr Spence has spent 20 years with major Australian resource companies, developing nickel and gold deposits in addition to platinum metals exploration. More recently he has been exploring for diamonds in Southern Africa where he discovered and assessed a number of kimberlite pipes.
Mr R W O'Regan	Non-executive Director, aged 64, Stockbroker, joined the Board in 2000. Mr O'Regan joined Astaire & Partners, a firm of London stockbrokers in 1968. He became a member of the London Stock Exchange in the 1970s and was appointed to the Board of Astaire & Partners in 1987.
Mr G E Taylor, LLB	Non–executive Director, aged 58, Practising Solicitor, joined the Board in 1999. Mr Taylor graduated in law from the University of Western Australia in 1968 and was admitted to practice in 1970. He has been practising law for about 30 years and specialises in commercial and corporate law. Mr Taylor and his family were original shareholders in the Company and have been shareholders throughout its existence. He is also a non-executive director of another Australian public listed resource exploration company.
Mr A P Stirling FCA	Non executive Director, aged 69, Chartered Accountant, joined the Board in 2003. Mr Stirling, a Fellow of the Institute of Chartered Accountants in England and Wales, is Chairman and Managing Director of two Authorised Investment Trusts in the United Kingdom. He is also a non-executive director of a media company.

The above named Directors held office during and since the end of the financial year.

Directorships of other listed companies.

Name	Company	Position	Period of Directorship
Mr G E Taylor	Iron Ore Holdings Limited	Non-executive	Since 19 April 2005
Mr A P Stirling	Gresham House Plc	Executive	Since October 1969
	Welsh Industrial Investment Trust Plc	Executive	Since July 1993
	InvestinMedia PLC (previously Avesco plc)	Non-executive	Since July 1984

The names and particulars of the Secretaries of the Company during or since the end of the financial year are:

Name	Particulars
Mr D A Scarparolo, CPA	Certified Practising Accountant, aged 41, joined the Company in 1993 as Company Secretary/Accountant and previously held the position of Company Accountant at Forsayth N.L.
Mrs J E Forrester	Aged 56, joined the Company upon listing in 1985 and was appointed Joint Company Secretary in 1993.

Former Audit Partners

At no time during the year was any officer of the Company a partner in an audit firm, or a director of an audit company that was an auditor of the Company for the year.

REVIEW OF OPERATIONS

Overview

(a) The objectives of the consolidated entity are to explore for and in the event of discovery, develop commercial deposits of mineral resources. To this end, the consolidated entity is currently exploring for gold and base metals in joint venture with Barrick Gold of Australia Limited, at Telfer in Western Australia, exploring for diamonds at Tsumkwe in Namibia and exploring for base metals at Tsumkwe in Namibia and at Kihabe in Botswana.

(b) Performance and indicators used by management in carrying out the above objectives include:

- Assessing and reviewing the likeliness of making a discovery through exploration
- Assessing the risks and rewards relative to the costs of exploration and the values of the minerals being explored for.

(c) As the consolidated entity is involved only in exploration at this stage, any significant commercial discovery could have a significant impact on the capitalisation of the consolidated entity. However, inherent in all exploration are risk factors relative to rates of success, fluctuations in commodity prices and political risk.

Operations and Principal Activities

(a) The main business activity of the consolidated entity during the year was resource exploration. Funds applied to the various exploration activities were as follows:

	2005 $	2004 $	2003 $	2002 $	2001 $
Exploration for gold and base metals in Western Australia	3,180,318[1]	476,862[2]	335,206	840,880	1,330,701[3]

[1] Expenditure borne by Barrick Gold of Australia Limited as part of its joint venture commitment amounted to $3,100,000 (Note 23 (a)).

[2] Expenditure borne by Barrick Gold of Australia Limited as part of its joint venture commitment amounted to $300,000 (Note 23 (a))

[3] Expenditure borne by Newmont Exploration Pty Limited as part of its joint venture commitment amounted to $700,000. (Note 23 (a)).

	2005 $	2004 $	2003 $	2002 $	2001 $
Exploration for diamonds in Namibia	1,467,905	1,175,694	1,943,701	1,634,435	1,345,413

	2005 $	2004 $	2003 $	2002 $	2001 $
Exploration for base metals in Namibia and Botswana	118,565	396,720	140,314	1,803	15,389

	2005 $	2004 $	2003 $	2002 $	2001 $
Exploration in other overseas projects	–	–	7,694	18,599	27,665

(b) As the consolidated entity was involved only in resource exploration during the year there were not any returns to shareholders by way of dividends and increase in shareholder funds. Between 2001 and 2005 the Company's shares traded as follows:

2005		2004		2003		2002		2001	
High cents	Low cents	High cents	Low cents	High cents	Low cents	High cents	Low cents	High cents	Low cents
17.5	7.5	18	6.9	17	5	9	6	17	6.1

Ongoing resource exploration expenditure for the ensuing year is anticipated to be in the region of $1.2 million.

Financial Conditions

(a) Further resource exploration requirements beyond the consolidated entity's current cash resources can only be funded from further capital raisings or the sale of equity in the projects.

(b) At the end of the financial year, the consolidated entity had cash resources of $538,040.

(c) There were no other resources available to the consolidated entity, that are not reflected in the statement of financial position, other than the availability to raise further funds through the issue of shares or the sale of equity in projects.

(d) As the consolidated entity was involved only in resource exploration during the year there was not any cash generated from operations.

(e) The financial condition of the consolidated entity was not impacted by any legislation or other external requirements during the reporting period. It is not currently forseen that the financial conidition will be materially affected by such issues in future reporting periods.

A full review of operations is outlined on pages 3 to 7.

CHANGES IN STATE OF AFFAIRS

During the year there were no significant changes in the state of affairs of the consolidated entity.

DIVIDENDS

The Directors do not recommend the payment of a dividend and no dividend has been paid or declared since the end of the previous financial year.

FUTURE DEVELOPMENTS

The consolidated entity will be continuing exploration on the various projects that it has committed to as outlined in the Projects Section of this report.

CORPORATE GOVERNANCE POLICY

Role of the Board and Management

The Board of Directors of Mount Burgess Mining N.L. is responsible for the corporate governance of the Company. The Board determines and monitors the business and affairs of Mount Burgess Mining N.L. and its subsidiaries on behalf of the shareholders.

Management has the responsibility of conducting the day to day business of the Company in accordance with the determination of the Board.

Composition of the Board

The Company's Constitution requires a minimum of three Directors. This number can be increased in accordance with the requirements of the Company. Currently the Board of Directors comprises five members. Three of the current Directors, Mr R O'Regan, a director of five years, Mr G Taylor, LLB, a director of six years and Mr A P Stirling, FCA, a director of two years, are non-executive Directors. Of these, Mr A P Stirling is a substantial shareholder. None of the non-executive directors of the Company are directly or indirectly material suppliers to the Company nor do they have any material contractual relationship with the Company other than as Directors to the Company.

Whilst the Board currently comprises a majority of non-executive directors, because of the size of the Company, a majority of executive directors may occur where the direction of the Company requires additional executive expertise. For commercial reasons, the Company will not necessarily appoint additional non-executive directors simply for the purpose of maintaining a majority of non-executive directors on the Board.

Mr N Forrester, the Chairman and Managing Director and a substantial shareholder of the Company and Mr Martin Lindsay Spence are executive directors on the Board.

The Board reviews its composition on a continual basis to ensure that it comprises sufficient members to achieve the purpose and direction of the Company and that its members have the expertise and experience in their field, relevant to that purpose and the direction of the Company. Directors appointed to the Board are subject to election by shareholders at the following Annual General Meeting and thereafter Directors, other than the Managing Director, are subject to re-election at least every three years.

Review Committees

The Company does not have a separate audit committee, nomination committee or remuneration committee at the date of this report. Any matters to be dealt with by a committee are dealt with by the five Directors who currently comprise the Board.

Remuneration

The Board reviews the remuneration packages and policies applicable to executive Directors, senior executives and non-executive Directors on an annual basis. Remuneration levels will be competitively set to attract the most qualified and experienced Directors and senior executives. Where necessary the Board will obtain independent advice on the appropriateness of remuneration packages.

Employee Share Options

The Board currently grants options to Directors and employees on a discretionary basis in terms of the Company's Employee Share Option Plan. Options are granted both as an incentive and as recognition for performance.

Ethical Standards

The Board's policy requires that Directors and management strive to achieve the highest ethical standard in conducting the Company's business and also strive to enhance the performance and reputation of the Company. All Directors and Employees will be expected to act within the law and with integrity and objectivity in the interests of the Company, declaring at anytime any conflict of interest.

Financial Reporting

The Managing Director and Chief Financial Officer of the Company undertake upon the presentation of financial reports that to the best of their knowledge they represent a true and fair view and comply with the relevant accounting standards and ASX requirements. Annual financial statements are audited independently and half-yearly financial statements are subject to an independent review. Quarterly cash statements are filed with the Australian Stock Exchange in accordance with the Australian Stock Exchange Listing Rules and monthly management accounts are presented to all members of the Board of Directors.

Access to Company Information and Independent Professional Advice

All Directors of the Company are entitled to have access to information regarding the management of the Company. Each Director will, at the Company's expense, have the right to seek independent professional advice in regard to any matters concerning the Company. However, prior approval by the Chairman will be required, which will not be unreasonably withheld.

Timely and Balanced Disclosure

As an exploration company, the Company adopts the policy of strict adherence to the ASX Listing Rules in respect of timely and continuous disclosure requirements for the purpose of keeping the market fully informed. Any announcements containing exploration results are only released with the approval of qualified personnel.

Trading in the Company's Securities by Directors and Employees of the Company

The Company's policy in relation to trading in the Company's securities requires that prior to the placing of any intended order by any director or employee of the Company, confirmation should be sought from either the Managing Director or Company Secretary regarding any imminent Stock Exchange releases for the purpose of keeping the market fully informed.

In the event of an imminent Stock Exchange release or in the event that the Company is awaiting confirmation of information to determine whether or not a release should be made, any employee or director of the Company intending to place an order to trade in the Company's securities will be advised not to do so until any imminent or required release has been made.

These conditions will not apply to unfulfilled orders that were placed by directors or employees in acceptable circumstances.

Rights of Shareholders

The Company's auditors will be available at the Company's Annual General Meeting to answer any shareholder queries relating to the audit of the Company's annual report. A full review of the Company's operations will be presented at the Company's Annual General Meeting. The Company's Annual and Quarterly Reports are mailed to all shareholders. The Company's website, www.mountburgess.com is regularly updated with all stock exchange announcements.

Business Risk

The Company recognises that there are inherent risks in being involved with exploration and operating in non-domicile countries. The Board monitors and if considered necessary seeks advice on areas of operational and financial risk and implements strategies for appropriate risk management arrangements.

Specific areas of risk initially identified and which will be regularly considered at Board Meetings include going concern, foreign currency and commodities price fluctuations, performance of activities, human resources, the environment, land access and political instability.

ASX Principles of Good Corporate Governance and Best Practice Recommendations

The Australian Stock Exchange has asked that companies comply with the Principles of Good Corporate Governance and Best Practice Recommendations of March 2003 or explain why they have not complied.

The Company does not currently comply with:

Recommendation 2.1: A majority of the Board should be independent directors.

The Board currently consists of five Directors. Mr N R Forrester being an executive director with a substantial shareholding is therefore considered not to be independent. Mr M L Spence, being an executive director is considered not to be independent. Mr A P Stirling, a non-executive director with a substantial shareholding is therefore considered not to be independent. Mr R O'Regan and Mr G Taylor as non-executive directors who have significant shareholdings, which do not represent substantial shareholdings are therefore considered to be independent.

Because of the size of the Company and for commercial reasons, the Board does not consider it appropriate to appoint other non-executive directors simply for the purpose of attaining a majority of independent directors. The Board views favourably the commitment of directors to acquire significant or substantial shareholdings in the Company. A substantial shareholding represents 5% or more of the Company's issued share capital.

Recommendation 2.2: The Chairperson should be an independent director

Mr N R Forrester, as Chairman of the Company is a substantial shareholder of the Company and is therefore not considered to be independent. Because of other commitments of the independent directors of the Company, this position is currently being filled by a non-independent Director.

Recommendation 2.3: The roles of Chairperson and Chief Executive Officer should not be exercised by the same individual.

Mr N R Forrester is both Chairman and Managing Director of the Company. Because of other commitments of the independent directors of the Company the position of Chairman is currently being filled by a non-independent director.

Recommendation 2.4: The Board should establish a nomination committee.

Recommendation 4.2: The Board should establish an audit committee.

Recommendation 9.2: The Board should establish a remuneration committee.

The Company does not have a separate nomination committee, audit committee or remuneration committee because it does not have a majority of independent Directors to represent these committees. Because of the Company's size and for commercial reasons, the Company does not wish to appoint additional independent directors simply for the purpose of having a majority of independent directors. The full Board currently reviews appointments, financial reporting and remuneration packages.

Recommendation 9.3.2: Non executive directors should not receive options.

The Company grants options to all non-executive Directors in recognition of the significant time they contribute to the Company. The non-executive directors are often called upon to perform duties for the Company overseas or spend considerable time away from their earning base, to represent the Company. Their fees for these duties in no way cover what they could otherwise earn. The options granted are exercisable at a significant premium to the current share price.

DIRECTORS' AND EXECUTIVE'S REMUNERATION REPORT

The Company's policy is not specifically linked to the Company's performance given the nature of the entity as a mining exploration Company.

The non-executive directors receive fees (including statutory superannuation where applicable) for their services and the reimbursement of reasonable expenses. They are also granted options in recognition of their efforts and to act as long term incentives for their retention and for creating value for the Compay. All options issued to non executive directors are subject to shareholder approval.

Policy for determining the nature and amount of remuneration.

The Board reviews the remuneration packages and policies applicable to executive Directors, senior executives and non-executive Directors on an annual basis. Remuneration levels will be competitively set to attract the most qualified and experienced Directors and senior executives. Where necessary the Board will obtain independent advice on the appropriateness of remuneration packages.

Remuneration packages contain the following key elements:

(a) Primary benefits - salary/fees (including long service leave and annual leave accrued), non-monetary benefits

(b) Post Employment Benefits – including superannuation

(c) Equity Compensation – unlisted share options granted under the Employee Share Option Plan.

The following table discloses the remuneration of the directors and secretaries of the Company.

Name	**Primary**			**Post Employment**	**Equity**		
	Salary/Fees $	Other benefit $	Non Monetary $	Superannuation $	Options	% of Remuneration	TOTAL $
N R Forrester Chairman	188,780	–	5,870	15,140	–	–	209,790
M L Spence Exec. Director	149,153	–	4,624	12,385	–	–	166,162
G E Taylor Non-executive Director	20,000	–	–	–	–	–	20,000
R O'Regan Non-executive Director	20,000	–	–	–	–	–	20,000
A P Stirling Non-executive Director	20,000	–	–	–	–	–	20,000
D A Scarparolo Company Secretary	86,940	–	10,147	6,916	–	–	104,003
J E Forrester Company Secretary	70,665	–	6,372	5,615	–	–	82,652
TOTAL	**555,538**	**–**	**27,013**	**40,056**	**–**	**–**	**622,607**

None of the above elements of remuneration are related to performance.

DIRECTORS' SHAREHOLDINGS AND OPTION HOLDINGS IN THE COMPANY

As at the date of this report the Directors and their associates held the following:

Director	Fully Paid Ordinary Shares	Unlisted Options
N R Forrester and/or associates	11,437,346	1,000,000
G E Taylor and/or associates	2,247,339	500,000
R W O'Regan and/or associates	3,550,000	500,000
A P Stirling and/or associates	8,390,694	500,000
M L Spence and/or associates	–	500,000
TOTAL	25,625,379	3,000,000

All of the above options were issued as an incentive and in recognition of past performance, none of which are dependent on the satisfaction of a performance condition.

SHARE OPTIONS ON ISSUE AT YEAR END

On 21 September 2000, an Option Plan was introduced for the issue of options which in total shall not exceed 5% of the Issued Share Capital of the Company. The plan was introduced to reward past services and contributions of Eligible Employees and also to assist in the recruitment, retention, incentive and motivation of eligible employees of the Company.

As at 30 June 2005 the following options remain on issue:

1,750,000 Options expiring 31 December 2005
850,000 Options expiring 31 December 2006
100,000 Options expiring 31 December 2007
2,200,000 Options expiring 31 December 2009

All of the above options which have an exercise price of 25 cents were issued as an incentive and in recognition of past performance, none of which are dependent on the satisfaction of a performance condition.

Further details of the options on issue are disclosed in Note 13 to the financial statements.

DIRECTORS' MEETINGS

Fifteen board meetings were held during the year. Messrs Forrester, Stirling and Taylor attended all fifteen board meetings held during the year. Mr O'Regan attended fourteen of the fifteen board meetings held during the year. Mr Spence attended all ten board meetings held from the date of his appointment on 23 September 2004.

INDEMNIFICATION OF OFFICERS AND AUDITORS

During or since the end of the financial year the Company has not indemnified or made a relevant agreement to indemnify an officer or auditor of the Company or of any related body corporate against a liability incurred as such an officer or auditor. In addition, the Company has not paid, or agreed to pay, a premium in respect of any contract insuring against a liability incurred by an officer or auditor.

NON AUDIT SERVICES

Details of amounts paid or payable to the auditors of the consolidated entity for non audit services provided during the year are shown in Note 20 to the financial statements.

The Directors are satisfied that the provision of non audit services during the year by the Deloitte Member Firm in Namibia is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

The Directors are satisfied as the majority of the services were in connection with tax compliance requirements in Namibia that do not pose a threat to independence. Certain accounting services were performed mainly as a result of the nature and location of the Company's operations in Namibia. All services were conducted under the authority and approval of the Company and did not involve the exercise of judgement or the performance of management decisions by the engagement team in Namibia, which was not associated in any way with the audit engagement. All books and records of MTB (Namibia) are maintained in Australia by the Company and the directors believe that appropriate safeguards were put in place to mitigate any potential threats to independence.

ENVIRONMENTAL REGULATIONS

The Board is committed to environmental best practice in its operations and ensures full compliance with all statutory environmental regulations and guidelines.

AUDITOR'S INDEPENDENCE DECLARATION

In accordance with Section 307C of the Corporations Act 2001 the auditors independence declaration follows on immediately from the Directors Report.

SUBSEQUENT EVENTS

No matters or circumstances of which the Directors are aware, other than those referred to in the financial statements or notes thereto, have arisen since the end of the year which significantly affect, or may significantly affect, the operations, results or state of affairs of the consolidated entity in financial years after the financial year, other than as follows:

On 5 September 2005, the Company completed a placement of 7,000,000 fully paid ordinary shares to raise $700,000. The placement was at an issue price of $0.10 per share. The financial effect of the above transaction has not been brought to account at 30 June 2005.

On behalf of Directors

N R Forrester

CHAIRMAN AND MANAGING DIRECTOR

SIGNED at Perth this 8th day of September, 2005 in accordance with a resolution of the Directors made pursuant to s.298(2) of the Corporations Act 2001.

Deloitte.

Deloitte Touche Tohmatsu
A.C.N. 74 490 121 060

Woodside Plaza
Level 14
240 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

DX 206
Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

8 September 2005

The Board of Directors
Mount Burgess Mining N.L.
Level 4
109 St Georges Terrace
PERTH
Western Australia

Dear Board Members,

In accordance with Section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Mount Burgess Mining N.L.

As lead audit partner for the audit of the financial statements of Mount Burgess Mining N.L. for the financial year ended 30 June 2005 I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii) any applicable code of professional conduct in relation to the audit.

Yours sincerely

DELOITTE TOUCHE TOHMATSU

A T Richards
Partner
Chartered Accountants

Statement of Financial Performance

for the year ended 30 June 2005

	Notes	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $
Revenue from ordinary activities		38,985	202,898	25,180	202,878
Administration expenses		(808,189)	(846,801)	(808,385)	(859,844)
Borrowing costs		(2,345)	(4,260)	(2,345)	(4,260)
Exploration interests written off		(379,210)	(19,957)	(376,873)	–
Recoverable amount write down		–	–	–	(100,000)
Other expenses from ordinary activities		(22,108)	(79,321)	(22,106)	(79,321)
Loss from ordinary activities	2	(1,172,867)	(747,441)	(1,184,529)	(840,547)
Income tax expense from ordinary activities	4	–	–	–	–
Loss from ordinary activities after related income tax expense		(1,172,867)	(747,441)	(1,184,529)	(840,547)
Net Loss		(1,172,867)	(747,441)	(1,184,529)	(840,547)
Total changes in equity other than those resulting from transactions with owners as owners		(1,172,867)	(747,441)	(1,184,529)	(840,547)
Basic Loss per Share (cents per share)	16	(0.8)	(0.63)		
Diluted Loss per Share (cents per share)	16	(0.8)	(0.63)		

Statement of Financial Position

as at 30 June 2005

	Notes	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $
CURRENT ASSETS					
Cash assets		538,040	92,726	476,209	92,087
Receivables	5	44,358	51,464	2,646	4,755
TOTAL CURRENT ASSETS		582,398	144,190	478,855	96,842
NON CURRENT ASSETS					
Other financial assets	6	–	–	8,850,406	7,244,368
Plant and equipment	7	82,685	55,183	55,490	53,962
Exploration interests	8	11,440,660	10,153,082	2,556,453	2,822,573
TOTAL NON CURRENT ASSETS		11,523,345	10,208,265	11,462,349	10,120,903
TOTAL ASSETS		12,105,743	10,352,455	11,941,204	10,217,745
CURRENT LIABILITIES					
Payables	9	194,208	198,026	53,092	75,077
Interest bearing liabilities	10	25,540	8,043	25,540	8,043
Provisions	11	33,093	43,244	33,093	43,244
TOTAL CURRENT LIABILITIES		252,841	249,313	111,725	126,364
NON CURRENT LIABILITIES					
Interest bearing liabilities	12	11,403	20,335	11,403	20,335
TOTAL NON CURRENT LIABILITIES		11,403	20,335	11,403	20,335
TOTAL LIABILITIES		264,244	269,648	123,128	146,699
NET ASSETS		11,841,499	10,082,807	11,818,076	10,071,046
EQUITY					
Contributed equity	13	30,113,976	27,182,417	30,113,976	27,182,417
Reserves	14	109,972	109,972	109,972	109,972
		30,223,948	27,292,389	30,223,948	27,292,389
Accumulated losses	15	(18,382,449)	(17,209,582)	(18,405,872)	(17,221,343)
TOTAL EQUITY		11,841,499	10,082,807	11,818,076	10,071,046

The notes to the financial statements are included on pages 20 to 38.

for the year ended 30 June 2005

	Notes	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $
Cash flows from operating activities					
Payments to suppliers and employees		(836,628)	(849,874)	(833,038)	(865,722)
Interest and bill discounts received		11,901	16,766	11,498	16,746
Interest and other costs of finance paid		(2,345)	(4,260)	(2,337)	(4,260)
Net cash used in operating activities	27(b)	(827,072)	(837,368)	(823,877)	(853,236)
Cash flows from investing activities					
Proceeds from sale of plant and equipment		22,084	30,632	8,682	30,632
Proceeds from sale of investments		5,000	155,500	5,000	155,500
Payment for fees on sale of investments		-	(9,200)	-	(9,200)
Payment for plant and equipment		(35,594)	(7,461)	(8,186)	(7,461)
Exploration, development and evaluation expenditure		(1,643,929)	(1,734,273)	(114,152)	(242,015)
Amounts advanced to wholly owned controlled entity		–	–	(1,606,038)	(1,440,178)
Net cash used in investing activities		(1,652,439)	(1,564,802)	(1,714,694)	(1,512,722)
Cash flows from financing activities					
Proceeds from issues of equity securities		2,990,900	2,206,000	2,990,900	2,206,000
Payment for share issue costs		(59,341)	(30,528)	(59,341)	(30,528)
Repayment of lease liabilities		(8,866)	(41,569)	(8,866)	(41,569)
Net cash (used in)/provided by financing activities		2,922,693	2,133,903	2,922,693	2,133,903
Net increase/(decrease) in cash held		443,182	(268,267)	384,122	(232,055)
Cash at the beginning of the financial year		92,726	360,993	92,087	324,142
Effects of exchange rate changes on the balance of cash held in foreign currencies		2,132	–	–	–
Cash at the end of the financial year	27(a)	538,040	92,726	476,209	92,087

The notes to the financial statements are included on pages 20 to 38.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated entity's general purpose financial report has been prepared in accordance with applicable Accounting Standards, the Corporations Act 2001, Urgent Issues Group Consensus Views and other requirements of the Law. It has been prepared in accordance with the historical cost convention. The accounting policies have been consistently applied, unless otherwise stated.

The following is a summary of the significant accounting policies adopted by the consolidated entity in the preparation of the general purpose financial report.

(a) Going Concern Basis

The financial statements have been prepared on the basis that the Company is a going concern, which contemplates the continuity of normal business activity, realisation of assets and the settlement of liabilities at the amounts recorded in the financial statements in the normal course of business.

If the Company chooses to maintain its current high level of exploration expenditure, it will have to raise additional capital. The Company has utilised this option in the past (refer to Note 26). If the Company does not raise additional capital in the short term it can continue as a going concern by substantially reducing exploration expenditure until funding is available and/or entering joint venture arrangements.

The Directors are of the opinion that the basis upon which the financial statements are prepared is appropriate in the circumstances. However, if the event were to arise where the Company could not raise additional equity capital or reduce its current rate of exploration expenditure by entering into joint ventures in order to remain as a going concern, there is no certainty as to whether the Company could realise assets at the amounts as shown in the financial statements and extinguish liabilities in the normal course of business.

(b) Acquisition, Exploration and Development Expenditure

Acquisition, exploration and development costs are accumulated in respect of each separate area of interest. Such costs are carried forward where they are expected to be recouped through successful development and exploitation of the area of interest or where activities in the area of interest have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves.

The ultimate recoupment of costs related to areas of interest in the exploration and/or evaluation phase is dependent on the successful development and commercial exploitation or sale of the relevant areas.

Where development does proceed, such costs are written off against ore production proportionate to the number of tonnes of ore won which are relative to those costs.

Where it is decided to abandon an area of interest, costs carried forward in respect of that area are written off in full in the year in which the decision is taken.

Each area of interest is reviewed annually to determine whether costs should continue to be carried forward in respect of the area of interest.

(c) Income Tax

The consolidated entity adopts the liability method of tax effect accounting whereby the income tax expense in the statement of financial performance is matched with the accounting profit (after allowing for permanent differences). The future tax benefit relating to tax losses and expenditure benefits are not carried forward as an asset unless the benefit can be regarded as being virtually certain of realisation. Income tax on net cumulative timing differences is set aside to provision for deferred income tax or future tax benefit accounts at current rates, where its realisation is beyond reasonable doubt.

As the consolidated entity does not have any Australian resident wholly-owned entities, the legislation allowing tax consolidation is not relevant.

(d) Non Current Assets - Plant and Equipment

The cost of each item of plant and equipment is written off over its estimated useful life. Depreciation is calculated on a diminishing value or straight line basis. Each items economic life has due regard to both its own physical limitations and to present assessments of economically recoverable resources of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The following estimated useful lives are used in the calculation of depreciation:

Plant, equipment and vehicles	2 - 15 years
Leased equipment and vehicles	3 - 5 years

Depreciation relating directly to plant and equipment utilised in exploration activities is allocated to particular areas of interest. See Note 1 (b).

(e) Recoverable Amount of Non Current Assets

Non current assets other than exploration interests are written down to recoverable amounts where the carrying value of any non current assets exceeds the recoverable amount. In determining recoverable amounts of non current assets, the expected net cash flows have not been discounted to their present values.

(f) Leases

Leases of fixed assets other than operating leases, where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are transferred to the Company, are classified as finance leases. Finance leases are capitalised recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period. Lease payments for operating leases are charged as expenses in the periods in which they are incurred.

(g) Restoration, Rehabilitation and Environmental Costs

Restoration, rehabilitation and environmental expenditures are incurred as required during either the exploration or the production phase of operations. They are also accrued when the need for any additional future expenditures are required and then written off as part of the cost of production of the mine property concerned.

(h) Employee Entitlements

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave and sick leave when it is probable that settlement will be required and is capable of being measured reliably.

Provisions made in respect of wages and salaries, annual leave, sick leave, long service leave and other entitlements expected to be settled within 12 months, are measured at their nominal values, using the remuneration rate expected to apply at the time of settlement.

Provisions made in respect of long service leave and other entitlements which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the consolidated entity in respect of services provided by employees up to the reporting date.

(i) Receivables

Trade receivables and other receivables are recorded at amounts due less any allowance for doubtful debts.

(j) Payables

Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

(k) Financial Instruments issued by the Consolidated Entity

Debt and Equity Instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

(l) Foreign Currency

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at that date.

Exchange differences are brought to account in the Statement of Financial Performance in the period in which they arise except that:

(i) exchange differences which relate to assets under construction for future productive use are included in the cost of those assets; and

(ii) exchange differences on transactions entered into in order to hedge the purchase or sale of specific goods and services are deferred and included in the measurement of the purchase or sale.

Financial statements of foreign operations are integrated and translated at reporting date using the temporal method and exchange differences are taken to net profit or loss for the period.

(m) Revenue Recognition

Interest

Interest is recognised on an accruals basis in accordance with the terms of the relevant agreement.

Disposal of Assets

Revenue from the disposal of assets is recognised when the consolidated entity has passed control of the assets to the buyer.

(n) Joint Venture Operations

Interest in joint venture operations are reported in the financial statements by including the consolidated entity's share of assets employed in the joint ventures, the share of liabilities incurred in relation to joint ventures and the share of any expenses incurred in relation to joint ventures in their respective classified categories.

(o) Other Financial Assets

Investments are recorded at lower of cost or net recoverable amount and dividend revenue is recognised on a receivable basis.

(p) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

i) where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

(ii) for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the statement of cash flows on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(q) Principles of Consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being the Company (the parent entity) and its controlled entities as defined in accounting standard AASB 1024 "Consolidated Accounts". A list of controlled entities appears in Note 29 to the financial statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

The consolidated financial statements include the information and results of each controlled entity from the date on which the Company obtains control and until such time as the Company ceases to control such entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits arising within the consolidated entity are eliminated in full.

2 LOSS FROM ORDINARY ACTIVITIES

Loss from ordinary activities before income tax expense includes the following items of revenue and expense:

	Consolidated		Company	
	2005	**2004**	**2005**	**2004**
	$	**$**	**$**	**$**
(a) Revenue from Operating Activities:				
Interest received – other entities	11,901	16,766	11,498	16,746
(b) Revenue from Non-Operating Activities:				
Proceeds from sale of non-current:				
Plant and equipment	22,084	30,632	8,682	30,632
Investments	5,000	155,500	5,000	155,500
	27,084	186,132	13,682	186,132
	38,985	202,898	25,180	202,878

	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $
2 LOSS FROM ORDINARY ACTIVITIES *(cont.)*				
(c) Administration Expenses:				
Operating lease rental expense	52,320	47,524	52,320	47,524
Net foreign exchange (gain)/loss	(19,621)	(31,055)	85	531
Salaries, wages and superannuation	504,306	531,096	504,306	531,096
Operating lease outgoings	69,023	64,943	69,023	64,943
Audit and tax	40,813	37,104	25,760	24,480
Insurance	12,180	20,914	12,180	20,914
Telephone and communications	21,902	23,591	21,902	23,591
Share Registry	11,530	27,796	11,532	27,796
Listing Fees	32,939	20,624	32,939	20,624
Legal	5,217	10,331	5,217	10,331
Shareholder reports	10,056	19,064	10,056	19,064
Fees on sale of investments	–	9,200	–	9,200
Other	67,524	65,669	63,065	59,750
	808,189	846,801	808,3858	59,844
(d) Borrowing Costs	2,345	4,260	2,345	4,260
(e) Exploration Interests Written Off	379,210	19,957	376,873	–
(f) Other Expenses from Ordinary Activities:				
Depreciation of non current assets	12,344	18,943	12,344	18,943
Amortisation of leased assets	6,974	17,997	6,974	17,997
Written down value of:				
Non-current plant and equipment				
Investments sold	2,790	26,831	2,788	26,831
	–	15,550	–	15,550
	22,108	79,321	22,106	79,321

3 SALE OF ASSETS

Sale of assets in the ordinary course of business have given rise to the following profits:

	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $
Investments	5,000	130,750	5,000	130,750
Plant and Equipment	19,294	3,801	5,894	3,801
	24,294	134,551	10,894	134,551

4 INCOME TAX

(a) The prima facie income tax expense on loss from ordinary activities reconciles to the income tax expense in the accounts as follows:

	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $
Loss from ordinary activities	(1,172,867)	(747,441)	(1,184,529)	(840,547)
Income tax (benefit)/expense calculated at 30% of loss from ordinary activities	(351,860)	(224,232)	(355,359)	(252,164)
Add/(Less) Tax effect of permanent differences:				
Non-deductible Items				
Timing Differences:	3,926	7,169	3,926	7,169
Tax losses not brought to account as future income tax benefits	347,934	217,063	351,433	244,995
Income tax benefit attributable to the loss from ordinary activities.	–	–	–	–

	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $
4 INCOME TAX *(cont.)*				
(b) Future income tax benefits:				
Certain future income tax benefits have not been recognised as an asset:				
Attributable to tax losses, the benefits of which are not virtually certain of realisation at 30%.				
Revenue	4,445,433	4,197,990	4,445,433	4,197,990

(c) The taxation benefits will only be obtained if:

(i) The consolidated entity derives assessable income of a nature and of amount sufficient to enable the benefit from the deductions to be realised,

(ii) The consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii) There are no changes in tax legislation adversely affecting the consolidated entity in realising the benefit from the deductions.

5 CURRENT RECEIVABLES

	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $
Trade receivables	687	784	687	784
VAT/GST recoverable	43,671	50,680	1,959	3,971
	44,358	51,464	2,646	4,755

6 OTHER NON CURRENT FINANCIAL ASSETS

	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $
Shares in controlled entity	–	–	25	25
Other				
Non-trade receivables from wholly owned controlled entity (i)	–	–	8,950,381	7,344,343
Write down to recoverable amount	–	–	(100,000)	(100,000)
	–	–	8,850,406	7,244,368

(i) The recoverability of the receivables from the controlled entity is dependent on the successful development and economic exploitation of the controlled entity's exploration interest. The write down to recoverable amount has been determined by an assessment of the net assets position of the controlled entity.

7 PLANT & EQUIPMENT AT COST

	Consolidated		
	Plant, Equipment and vehicles	Leased Equipment and vehicles	Total
	$	$	$
Gross Carrying Amount			
Balance as at 30 June 2004	652,912	61,741	714,653
Additions 35,594	17,430	53,024	
Disposals (66,699)	(18,023)	(84,722)	
Balance as at 30 June 2005	621,807	61,148	682,955
Accumulated Depreciation/Amortisation			
Balance as at 30 June 2004	617,761	41,709	659,470
Depreciation	14,848	7,885	22,733
Disposals (63,910)	(18,023)	(81,933)	
Balance as at 30 June 2005	568,699	31,571	600,270
Net Book Value			
As at 30 June 2004	35,151	20,032	55,183
As at 30 June 2005	53,108	29,577	82,685

	Company		
	Plant, Equipment and vehicles	Leased Equipment and vehicles	Total
	$	$	$
Gross Carrying Amount			
Balance as at 30 June 2004	522,350	61,741	584,091
Additions 8,186	17,430	25,616	
Disposals (29,601)	(18,023)	(47,624)	
Balance as at 30 June 2005	500,935	61,148	562,083
Accumulated Depreciation/Amortisation			
Balance as at 30 June 2004	488,420	41,709	530,129
Depreciation	13,415	7,885	21,300
Disposals (26,813)	(18,023)	(44,836)	
Balance as at 30 June 2005	475,022	31,571	506,593
Net Book Value			
As at 30 June 2004	33,930	20,032	53,962
As at 30 June 2005	25,913	29,577	55,490

Aggregate depreciation and amortisation allocated, during the year:

	Consolidated		Company	
	2005	2004	2005	2004
	$	$	$	$
Plant, equipment and vehicles				
Recognised as an expense	12,344	18,943	12,344	18,943
Capitalised as part of the carrying amount of exploration interests	2,504	42,424	1,071	8,403

7 **PLANT & EQUIPMENT AT COST** *(cont.)*

Leased equipment and vehicles				
Recognised as an expense				
Capitalised as part of the carrying amount	6,974	17,997	6,974	17,997
of exploration interests	911	–	911	–
	22,733	79,364	21,300	45,343

8 **EXPLORATION INTERESTS**

Tenement acquisition at cost				
Balance as at the start of the financial year	572,043	572,043	572,043	572,043
Additions	–	–	–	–
Write offs	–	–	–	–
Balance as at the end of the financial year	572,043	572,043	572,043	572,043
Exploration expenditure at cost				
Balance as at the start of the financial year	9,581,039	7,851,721	2,250,530	2,063,628
Additions	1,666,788	1,749,276	110,753	186,902
Write offs	(379,210)	(19,958)	(376,873)	–
Balance as at the end of the financial year	10,868,617	9,581,039	1,984,410	2,250,530
Total Exploration Interests	11,440,660	10,153,082	2,556,453	2,822,573

The ultimate recoupment of the value of assets is dependent upon their successful development and commercial exploitation, or alternatively their respective sale.

The Company's exploration properties may be subject to claims under Native Title or contain sacred sites or sites of significance to Aboriginal people. As a result, exploration properties or areas within the tenements may be subject to exploration and/or mining restrictions.

9 **CURRENT PAYABLES**

Trade payables	194,208	198,026	53,092	75,077

10 **CURRENT INTEREST-BEARING LIABILITIES**

Secured:				
Finance lease liability (i) [Note 17(b)]	25,540	8,043	25,540	8,043

(i) Secured by the assets leased, the current market value of which equals the value of the finance lease liability.

11 **CURRENT PROVISIONS**

Employee entitlements	33,093	43,244	33,093	43,244

12 **NON-CURRENT INTEREST BEARING LIABILITIES**

Secured:				
Finance Lease liability(i) [Note 17(b)]	11,403	20,335	11,403	20,335

(i) Secured by the assets leased, the current market value of which equals the value of the finance lease liability.

13 **CONTRIBUTED EQUITY**

164,040,000 fully paid ordinary shares				
(2004: 128,800,000)	30,113,976	27,182,417	30,113,976	27,182,417

13 CONTRIBUTED EQUITY *(cont.)*

	Consolidated			
	2005		2004	
Fully Paid Ordinary Share Capital	No.	$	No.	$
Balance at the start of the year	128,800,000	27,182,417	107,000,000	25,006,945
Shares issued	35,240,000	2,931,559	21,800,000	2,175,472
Balance at the end of the year	164,040,000	30,113,976	128,800,000	27,182,417

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

Employee Share Option Plan

In September 2000 the Company adopted the Mount Burgess Mining NL Employee Share Option Plan to reward past services and contributions of Eligible Employees and also to assist in the recruitment, retention, incentive and motivation of Eligible Employees of the Company. Employee share options carry no rights to dividends and no voting rights. In accordance with the terms of the Employee Share Option Plan, all options, including any issued during the year ended 30 June 2005, vest in the option holder at the date of their issue and may be exercised at any time from the date of their issue to the date of their expiry.

Employee Share Option Plan	2005 No.	2004 No.
Balance at the start of the year (i)	5,550,000	3,900,000
Granted during the year(ii)	–	–
Exercised during the year	–	–
Lapsed during the year (iii)	(650,000)	(750,000)
Balance at the end of the year (iv)	4,900,000	5,550,000

(i) Balance at the start of the year

	No	Grant Date	Expiry Date	Exercise Price
Issued 21 November 2000	1,750,000	21/11/00	31/12/05	0.25
Issued 6 December 2001	1,100,000	06/12/01	31/12/06	0.25
Issued 20 June 2002	100,000	20/06/02	31/12/07	0.25
Issued 31 March 2004	500,000	31/03/04	31/12/09	0.25
Issued 31 May 2004	1,150,000	31/05/04	31/12/09	0.25
Issued 11 June 2004	750,000	11/06/04	31/12/09	0.25
	5,550,000			

(ii) **2005** – No options were granted during the year

(iii) **2004** - Granted during the year

No	Grant Date	Expiry Date	Exercise Price	Fair Value Received
500,000	31/03/04	31/12/09	0.25	nil
1,150,000	31/05/04	31/12/09	0.25	nil
750,000	11/06/04	31/12/09	0.25	nil
2,400,000				

(iv) Lapsed during the year

	2005 No	2004 No
Issued 21 November 2000	200,000	300,000
Issued 6 December 2001	250,000	250,000
Issued 20 June 2002	–	200,000
Issued 31 May 2004	200,000	-
Balance at the end of the year	650,000	750,000

13 CONTRIBUTED EQUITY *(cont.)*

(iv) 2005	No	Grant Date	Expiry Date	Exercise Price
Issued 21 November 2000	1,750,000	21/11/00	31/12/05	0.25
Issued 6 December 2001	850,000	6/12/01	31/12/06	0.25
Issued 20 June 2002	100,000	20/06/02	31/12/07	0.25
Issued 31 March 2004	500,000	31/03/04	31/12/09	0.25
Issued 31 May 2004	950,000	31/05/04	31/12/09	0.25
Issued 11 June 2004	750,000	11/06/04	31/12/09	0.25
	4,900,000			

The difference between the total market value of options issued during a financial year, at the date of issue, and the total amount received from executives and employees is not recognised in the financial statements except for the purposes of determining directors' and executives' remuneration in respect of that financial year as disclosed in Note 18 to the financial statements. The amounts are disclosed in remuneration in respect of the financial years over which the entitlement was earned.

Consideration received on the exercise of employee share options is recognised in contributed equity.

	Consolidated		Company	
	2005	2004	2005	2004
	$	$	$	$
14 RESERVES				
Asset realisation reserve	109,972	109,972	109,972	109,972

This reserve represents realised benefits transferred from the asset revaluation reserve.

15 ACCUMULATED LOSSES

Balance at start of financial year	(17,209,582)	(16,462,141)	(17,221,343)	(16,380,796)
Net loss	(1,172,867)	(747,441)	(1,184,529)	(840,547)
Balance at end of financial year	(18,382,449)	(17,209,582)	(18,405,872)	(17,221,343)

	Consolidated	
16 EARNINGS PER SHARE	2005	2004
	Cents per share	Cents per share
Basic Loss per share	(0.8)	(0.63)

The loss and weighted average number of ordinary shares (and potential ordinary shares) used in the calculation of basic and dilutive earnings per share are as follows:

	2005	2004
	$	$
Net Loss	(1,172,867)	(747,441)
Loss used in calculation of basic and dilutive EPS	(1,172,867)	(747,441)

	2005	2004
	$	$
Weighted average number of ordinary shares	146,638,685	119,145,753
Effect of dilutive potential ordinary shares	–	–
Weighted average number of ordinary shares and potential ordinary shares used in the calculation of dilutive earnings per share	146,638,685	119,145,753

16 EARNINGS PER SHARE *(cont.)*

The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share:

	2005	2004
	$	$
Employee share options	4,900,000	5,500,000

There have been no conversion to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

17 COMMITMENTS

(a) Exploration

Australia

The Company together with its joint venture partners has minimum annual expenditure commitments, as required by the Mining Act, in order to maintain title to the various mining leases, prospecting licences and exploration licences which are held in Australia. The current level of commitment which is expected to be fulfilled in the normal course of operations, if no exemptions are applied for, amounts to $484,380. Of this amount $443,680 will be met by Barrick Gold of Australia as part of its commitment under the current joint venture [Note 23 (a)].

The Company's exploration properties may be subject to claims under Native Title or contain sacred sites or sites of significance to Aboriginal people. As a result, exploration properties or areas within the tenements may be subject to exploration and/or mining restrictions.

No estimate has been given of expenditure commitments beyond one year as this is dependent on the Directors ongoing assessment of operations and in certain instances on Native Title negotiations.

Namibia

The Company has minimum annual expenditure commitments totalling A$913,000 as required by the Mining Act, in order to maintain title to the various prospecting licences which are held in Namibia. As at 30 June 2005 the Company had, since project commencement, exceeded its cumulative annual expenditure commitments by A$3.5 million.

Botswana

The Company has a minimum annual expenditure commitment of A$62,000 as required by the Mining Act in order to maintain title to its Exploration Licence which is held in Botswana. As at 30 June 2005 the Company had, since project commencement, exceeded its annual expenditure commitment by A$112,000.

(b) Capitalised Finance Leases

Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default

The present value of the remaining lease payments at 30 June 2005 is as follows:

	Consolidated		Company	
	2005	2004	2005	2004
	$	$	$	$
Lease commitments				
(i) no later than 1 year	28,243	9,992	28,243	9,992
(ii) later than 1 year and not later than 5 years	12,593	21,442	12,593	21,442
Minimum lease payments	40,836	31,434	40,836	31,434
Deduct future finance charges	3,893	3,056	3,893	3,056
Present value of minimum lease payments	36,943	28,378	36,943	28,378
Included in the financial statements as:				
Current interest bearing liabilities [Note 10]	25,540	8,043	25,540	8,043
Non-current interest bearing liabilities [Note 12]	11,403	20,335	11,403	20,335
	36,943	28,378	36,943	28,378

The above finance lease commitments relate to various items of equipment and motor vehicles. The annual lease commitments are fixed and there are no contingent rental payments. The leased assets can be purchased for the amount of the outstanding liability.

	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $
17 COMMITMENTS *(cont.)*				
(c) Operating lease commitment				
(i) no later than 1 year	14,954	47,960	14,954	47,960
(ii) later than 1 year and not later than 5 years	120,542	–	120,542	–
(iii) later than 5 years	93,894	–	93,894	–
	229,390	47,960	229,390	47,960

The above operating lease commitment is for the lease of the Company premises. The annual lease commitments are fixed and there are no contingent rental payments. The lease agreement contains an option to renew the lease for 3 years.

18 REMUNERATION OF DIRECTORS

The Board reviews the remuneration packages and policies applicable to executive Directors, senior executives and non-executive Directors on an annual basis. Remuneration levels will be competitively set to attract the most qualified and experienced Directors and senior executives. Where necessary the Board will obtain independent advice on the appropriateness of remuneration packages. Remuneration packages contain the following key elements:

(a) Primary benefits - salary/fees (including long service leave and annual leave accrued), non-monetary benefits.

(b) Post Employment Benefits – including superannuation.

(c) Equity Compensation – unlisted share options granted under the Employee Share Option Plan

The following table discloses the remuneration of the directors of the Company.

2005		Primary		Post Employment	Equity	
Name	Office Held	Salary/Fees $	Non Monetary $	Superannuation $	Options $	TOTAL $
N R Forrester	Executive Director	188,780	5,870	15,140	–	209,790
M L Spence[1]	Executive Director	149,153	4,624	12,385	–	166,162
G E Taylor	Non-Executive Director	20,000	–	–	–	20,000
R O'Regan	Non-Executive Director	20,000	–	–	–	20,000
A P Stirling	Non-Executive Director	20,000	–	–	–	20,000
		397,933	10,494	27,525	–	435,952

[1]Mr Spence was appointed to the Board on 23 September 2004.

2004		Primary		Post Employment	Equity	
Name	Office Held	Salary/Fees $	Non Monetary $	Superannuation $	Options[1] $	TOTAL $
N R Forrester	Executive Director	188,780	5,961	15,140	–	209,881
J J Moore[2]	Executive Director	73,238	2,354	6,081	–	81,673
G E Taylor	Non-Executive Director	20,000	–	–	–	20,000
R O'Regan	Non-Executive Director	20,000	–	–	–	20,000
A P Stirling[3]	Non-Executive Director	11,667	–	–	9,500[4]	21,167
		313,685	8,315	21,221	9,500	352,721

[1]For further information on options issued to Mr Stirling see Note 22.

[2]Mr Moore resigned from the Company on 7 February 2004.

[3]Mr Stirling was appointed to the Board on 1 December 2003.

[4]Options were valued using the Black-Scholes method. The fair value of the options was 1.9 cents per option.

19 REMUNERATION OF EXECUTIVES

2005 Apart from the executive directors, there is no other person who is directly accountable and responsible for the strategic direction and operational management of the entity.

2004 The following table discloses the remuneration of the highest remunerated specified executive of the Company.

		Primary		Post Employment	Equity	
Name	**Office Held**	**Salary/Fees** $	**Non Monetary** $	**Superannuation** $	**Options**[1] $	**TOTAL** $
M L Spence[2]	Exploration Manager	62,241	–	5,602	9,500	77,343

[1] Options were valued using the Black-Scholes method. The fair value of the options was 1.9 cents per option.
[2] Mr Spence joined the Company in January 2004.

Apart from the specified executive above, no other person is directly accountable and responsible for the strategic direction and operational management of the entity.

Full details of the options granted during the year are contained in Note 13 to the financial statements.

20 REMUNERATION OF AUDITORS

	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $
(a) Auditor of the Parent Entity				
Auditing of the financial report	21,000	20,000	21,000	20,000
Other services	–	–	–	–
	21,000	20,000	21,000	20,000
(b) Related practice of the Parent Entity Auditor				
Other services[1]	15,053	12,624	–	–
	36,053	32,624	21,000	20,000

[1] During the year the consolidated entity paid the Deloitte Member Firm in Namibia an amount of $15,053 for company tax, general accounting advice and certain accounting services. The Directors have considered these services and the safeguards in place and have concluded that there has not been any contravention of the auditor independence requirements of the Corporations Act 2001 or of any applicable code of professional conduct in relation to the audit.

21 SEGMENT INFORMATION

The Company operates in Australia, Namibia and Botswana in the area of mineral exploration.In Australia the exploration focus is on gold and base metals. In Namibia the exploration focus is on diamonds and base metals.In Botswana the exploration focus is on base metals.

Geographical Segments

Segment Revenues	External sales 2005 $	External sales 2004 $	Inter-segment sales 2005 $	Inter-segment sales 2004 $	Total 2005 $	Total 2004 $
Australia	–	–	–	–	–	–
Namibia	–	–	–	–	–	–
Botswana	–	–	–	–	–	–
Total of all segments	–	–	–	–	–	–
Unallocated corporate revenue					38,985	202,898
Consolidated total revenue					38,985	202,898

21 SEGMENT INFORMATION *(cont.)*

Segment Results	2005	2004
	$	$
Australia	(376,873)	–
Namibia	(2,337)	(19,957)
Botswana	–	–
Total of all Segments	(379,210)	(19,957)
Unallocated corporate revenue	38,985	202,898
Unallocated corporate expenses	(832,642)	(930,382)
Loss from ordinary activities before income tax expense	(1,172,867)	(747,441)
Income tax expense	–	–
Loss/result from ordinary activities after income tax expense	(1,172,867)	(747,441)
Extraordinary items	–	–
Net loss	(1,172,867)	(747,441)
Segment Assets		
Australia	11,318,181	10,123,121
Namibia	8,855,239	7,202,259
Botswana	273,141	260,324
Total of all segments	20,446,561	17,585,704
Unallocated corporate assets	509,613	111,144
Eliminations	(8,850,431)	(7,344,393)
Consolidated total assets	12,105,743	10,352,455
Segment Liabilities		
Australia	57,533	55,671
Namibia	8,991,522	7,467,317
Botswana	–	–
Total of all segments	9,049,055	7,522,988
Unallocated corporate liabilities	65,595	91,028
Eliminations	(8,850,406)	(7,344,368)
Consolidated total liabilities	264,244	269,648
Acquisition of plant and equipment and exploration expenditure		
Australia	105,934	194,364
Namibia	1,601,061	1,382,412
Botswana	12,817	179,961
Total of all segments	1,719,812	1,756,737
Unallocated corporate	–	–
Consolidated total	1,719,812	1,756,737
Depreciation/amortisation included in segment result		
Australia	–	–
Namibia	–	–
Botswana	–	–
Total of all segments	–	–
Unallocated corporate	19,318	36,940
Consolidated total	19,318	36,940
Non cash expenses other than depreciation/amortisation		
Australia	–	–
Namibia	–	–
Botswana	–	–
Total of all segments	–	–
Unallocated corporate	19,621	31,055
Consolidated total	19,621	31,055

22 RELATED PARTY AND SPECIFIED EXECUTIVE DISCLOSURES

Related Directorships/Contracts

The Company has a joint venture with Kimberlite Resources Pty Ltd in respect of its diamond exploration project at Tsumkwe in Namibia. Mr Godfrey Taylor is a shareholder and director of both the Company and Kimberlite Resources Pty Ltd.

During the year an amount of $14,190 was paid to Astaire & Partners, London in connection with placements. Mr Ronald O'Regan is a Director of both Astaire & Partners and the Company.

Fully Paid Ordinary Shares Held by Specified Directors/Associates and Specified Executives

Name	Balance as at 1/7/04	Net Other Change	Balance as at 30/6/05	Balance held nominally
N R Forrester	11,436,476	870	11,437,346	–
G E Taylor	2,247,339	–	2,247,339	–
R W O'Regan	3,550,000	–	3,550,000	–
A P Stirling	7,320,000	1,070,694	8,390,694	–
M L Spence	–	–	–	–
Total	24,553,815	1,071,564	25,625,379	–

None of the above fully paid ordinary shares were either granted during the reporting period as remuneration or received during the reporting period on exercise of options.

Options Issued to Specified Directors/Associates and Specified Executives

Name	Balance as at 1/07/2004	Granted as Remuneration	Other Changes	Balance as at 30/06/2005	Balance Vested at 30/6/05	Options Vested during year
N R Forrester	1,000,000	nil	nil	1,000,000	1,000,000	nil
G E Taylor	500,000	nil	nil	500,000	500,000	nil
R O'Regan	500,000	nil	nil	500,000	500,000	nil
A P Stirling	500,000	nil	nil	500,000	500,000	nil
M L Spence	500,000	nil	nil	500,000	500,000	nil
Total	3,000,000	nil	nil	3,000,000	3,000,000	nil

All options once granted vest in the option holder at the date of their issue and may be exercised at any time from the date of their issue to the date of their expiry. Any share options issued to a director during the financial year were made in accordance with the provisions of the Company's Share Option Plan. No amounts are payable by the recipient of the option. Each option is exercisable at 25 cents. No options were exercised during the year.

Further details of options are contained in Note 13 to the financial statements.

23 JOINT VENTURES

The Company has an interest in the following joint ventures as at the 30 June 2005:

(a) A joint venture in respect of gold and base metal exploration in the Telfer region, with Barrick Gold of Australia Limited, whereby Barrick has the right to earn a 51% interest through the expenditure of A$5 million. Four mining leases out of the nineteen tenements covered by the joint venture with Barrick were previously subject to a joint venture between the Company and Newmont Exploration Pty Ltd. During 2004 Newmont agreed to abate its 38% equity in the four mining leases to a 1% net smelter royalty, thereby leaving the Company with 100% equity in all of the nineteen tenements in the Telfer Project.

(b) A joint venture, known as the Tsumkwe Joint Venture, with Kimberlite Resources Pty Ltd, for the exploration and development of mines on Exclusive Prospecting Licences 2012, 2014, 2817, 2818, 2819, 3019 and 3020 in Namibia, where the Company holds 90% and Kimberlite Resources Pty Ltd 10%.

23 JOINT VENTURES *(cont.)*

(c) During the year the Company withdrew from the Perrinvale Joint Venture with Heron Resources Limited.

The capital commitments arising from the Company's interests in joint venture operations are disclosed in Note 17.

The following amounts represent the consolidated entity's interest in assets employed in the above joint ventures. The amounts are included in the financial statements under their respective asset categories.

	Consolidated	
	2005	**2004**
	$	**$**
Current Assets		
Cash assets	61,831	639
Receivables	41,712	46,709
Total Current Assets	103,543	47,348
Non Current Assets		
Exploration interests	10,328,966	9,279,077
Plant and equipment	30,918	4,338
Total Non Current Assets	10,359,844	9,283,415
Total Assets	10,463,427	9,330,763

24 ECONOMIC DEPENDENCY

The Company is not economically dependent on any other company for the derivation of revenues.

25 SUPERANNUATION COMMITMENT

The Company has ensured that the minimum superannuation levy was contributed to a complying fund on behalf of all its employees.

26 SUBSEQUENT EVENTS

No matters or circumstances of which the Directors are aware, other than those referred to in the financial statements or notes thereto, have arisen since the end of the year which significantly affect, or may significantly affect, the operations, results or state of affairs of the consolidated entity in financial years after the financial year, other than as follows:

On 5 September 2005, the Company completed a placement of 7,000,000 fully paid ordinary shares to raise $700,000. The placement was at an issue price of $0.10 per share. The financial effect of the above transaction has not been brought to account at 30 June 2005

27 NOTES TO THE STATEMENT OF CASH FLOWS

(a) **Reconciliation of Cash**

For the purposes of the statement of cash flows, cash includes cash on hand and in banks. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

	Consolidated		Company	
	2005	**2004**	**2005**	**2004**
	$	**$**	**$**	**$**
Cash balance comprises:				
Cash assets	538,040	92,726	476,209	92,087
Cash balance as per Statement of Cash Flows	538,040	92,726	476,209	92,087

	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $

27 NOTES TO THE STATEMENT OF CASH FLOWS *(cont.)*

(b) **Reconciliation of Loss from Ordinary Activities after Income Tax to the Net Cash Flows from Operating Activities:**

	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $
Loss from ordinary activities after income tax	(1,172,867)	(747,441)	(1,184,529)	(840,547)
Depreciation	12,344	18,943	12,344	18,943
Amortisation	6,974	17,997	6,974	17,997
Write off of exploration and development expenditure	379,210	19,957	376,873	–
Profit on sale of investments	(5,000)	(130,750)	(5,000)	(130,750)
Net exchange differences	(2,132)	–	–	–
Profit on sale of fixed assets	(19,294)	(3,801)	(5,894)	(3,801)
Recoverable amount write down	–	–	–	100,000
Changes in operating assets and liabilities				
Decrease in trade receivables	784	3,177	784	3,223
(Decrease)/Increase in trade payables	(16,940)	(16,181)	(15,278)	(19,032)
Decrease in provision for employee entitlements	(10,151)	731	(10,151)	731
Net cash flows from operations	(827,072)	(837,368)	(823,877)	(853,236)

(c) **Financing Facilities**

As at 30 June 2005 the Company had a Visa Card credit facility to the value of $50,000 (2004: $65,000), an overdraft facility to the value of $150,000 (2004 : $150,000) and payroll facility to the value of $56,000 (2004: $56,000). At balance date the total amount unused was $253,000. (2004: $269,000).

(d) **Non-Cash Financing and Investing Activities**

	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $
Aquistion of computers by means of finance lease	17,430	–	–	–

The above is not reflected in the Statement of Cash Flows.

28 FINANCIAL INSTRUMENTS

Significant Accounting Policies

(i) Details of significant accounting policies and methods adopted including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 1 to the financial statements. No financial derivative instruments were in place at year end.

(ii) **Interest Rate Risk**

The following table details the Consolidated Entity's exposure to interest rate risk as at 30 June 2005.

	Average Interest Rate %	Variable Interest Rate %	Fixed Interest Rate Maturity: Less than 1 year $	1 to 5 Years $	More than 5 years $	Non-Interest Bearing $	Total $
2005							
Financial Assets							
Cash assets	5.01	–	479,870	–	–	58,170	538,040
Shares	–	–	–	–	–	–	–
Trade receivables	–	–	–	–	–	687	687
			479,870	–	–	58,857	538,727
Financial Liabilities							
Trade payables	–	–	–	–	–	194,208	194,208
Finance lease liabilities	9.2	–	25,540	11,403	–	–	36,943
Employee entitlements	–	–	–	–	–	33,093	33,093
			25,540	11,403	–	227,301	264,244

28 FINANCIAL INSTRUMENTS *(cont.)*

The following table details the Consolidated Entity's exposure to interest rate risk as at 30 June 2004.

	Average Interest Rate %	Variable Interest Rate %	Fixed Interest Rate Maturity: Less than 1 year $	Fixed Interest Rate Maturity: 1 to 5 Years $	Fixed Interest Rate Maturity: More than 5 years $	Non-Interest Bearing $	Total $
2004							
Financial Assets							
Cash assets	4.75	–	82,433	–	–	10,293	92,726
Shares	–	–	–	–	–	–	–
Trade receivables	–	–	–	–	–	784	784
			82,433	–	–	11,077	93,510
Financial Liabilities							
Trade payables	–	–	–	–	–	198,026	198,026
Finance lease liabilities	8.15	–	8,043	20,335	–	–	28,378
Employee entitlements	–	–	–	–	–	43,244	43,244
			8,043	20,335	–	241,270	269,648

(iii) **Credit Risk**

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted the policy of dealing with creditworthy counterparties and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company measures credit risk on a fair value basis.

The Company does not have any significant credit risk exposure to a single counterparty or any group of counterparties having similar characteristics.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

(iv) **Net Fair Value**

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in Note 1 to the financial statements, except for investments which have been based on written down value.

29 CONTROLLED ENTITIES

Name of Entity	Country of Incorporation	Ownership Interest (%)
Parent Entity		
Mount Burgess Mining N.L.	Australia	
Controlled Entity		
MTB (Namibia) (Proprietary) Ltd	Namibia	100%

30 ADDITIONAL COMPANY INFORMATION

	Consolidated 2005 No.	Consolidated 2004 No.	Company 2005 No.	Company 2004 No.
Number of employees at the end of the year	23	38	7	7

31 IMPACTS OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Management of the transition to A-IFRS

In accordance with the Financial Reporting Council's strategic directive Mount Burgess Mining N L will be required to prepare financial statements that comply with Australian equivalents to International Financial Reporting Standards ("A-IFRS") for annual reporting periods beginning on or after 1 January 2005. Accordingly, the consolidated entity's first half-year report prepared under A-IFRS will be for the half-year reporting period ending 31 December 2005, and its first annual financial report prepared under A-IFRS will be for the year ending 30 June 2006.

The transition to A-IFRS is being managed in three phases:

1. A high level scoping exercise was performed to determine the impact of individual standards, to establish a conversion plan and timetable and to establish processes and controls in order to capture information necessary to allow the preparation of financial statements which are fully compliant with A-IFRS.
2. The evaluation and design was formulated to manage changes in processes, controls and systems and to conduct analysis so as to determine the extent of the effect of changes in accounting policies on the consolidated entity.
3. Implementation and review phase includes implementation of identified changes to accounting and business procedures, processes and systems and training to enable the consolidated entity to comply with the requirements of A-IFRS.

At the date of this financial report, the consolidated entity has substantially completed all three phases of the project plan including the assessment of accounting policy alternatives on transition to A-IFRS, the finalisation of A-IFRS accounting policies that will be adopted from 1 July 2005 and the determination of the likely impact on the results and financial position of the consolidated entity.

The likely impacts of A-IFRS on the results and financial position of the Company and consolidated entity

The following narration outlines the likely impacts on the current year result and financial position of the consolidated entity had the financial statements been prepared using A-IFRS , based on the directors' accounting policy decisions current at the date of this financial report. Readers of this report should note that further developments in A-IFRS (for example, the release of further pronouncements by the Australian Accounting Standards Board and the Urgent Issues Group), if any, may result in changes to the accounting policy decisions made by the directors and consequently the likely impacts outlined in the following narration.

Share based payments

Equity settled share based payments in respect of equity instruments issued after 7 November 2002 that were unvested as at 1 January 2005 must be measured at the fair value at grant date and expensed on a straight line basis over the vesting period. The consolidated entity does not have any share based compensation payments issued after 7 November 2002 that were unvested as at 1 January 2005 that need to be recognised for the financial year ended 30 June 2005.

Impairment of assets

The adoption of A-IFRS requires that the recoverable amount of an asset be determined as the higher of its net disposal value or value in use. Value in use is determined by the present value of future cash flows it is expected to generate. Applying the standard, as at 1 July 2004 (date of transition) and 30 June 2005, the directors determined that there was no indication of impairment.

Property plant and equipment

On initial adoption of A-IFRS items of plant and equipment are measured at cost, i.e. the directors have not elected to use fair value or revaluation as deemed cost to measure an item of property, plant or equipment.

Income tax

The consolidated entity has carried forward tax losses which have not been recognised as deferred tax assets as they did not satisfy the 'virtually certain' criteria under current Australian GAAP (Generally Accepted Accounting Principles). The losses will also not be recognized as deferred tax assets under A-IFRS because at this stage they do not meet the 'probable' recognition criteria.

Revenue

Although not impacting upon the profit of the consolidated entity, the adoption of A-IFRS will result in a number of transactions being recorded on a "net" rather than "gross" basis. In addition the adoption of A-IFRS results in the reclassification of proceeds from the sale of non current assets from "revenue from ordinary activities" to "other income and expense items" in the statement of financial performance.

As a consequence, revenue from ordinary activities will decrease by $22,084 (Company $8,682), other expenses will decrease by $2,790 (Company $2,788) and a gain on sale of non current assets of $19,294 (Company $5,894) will be recognised for the financial year ended 30 June 2005. This is a reclassification and will not impact upon the profit or loss of the consolidated entity.

Foreign Currency

Under the current AASB 1012 the Company's controlled entity is classified as an integrated foreign operation and any exchange differences on translation are taken to net profit or loss. The adoption of A-IFRS does not incorporate the notion of integrated foreign operations. The functional currency of the foreign entities is required to be determined and where different to Australian dollars the financial statements of that entity are translated at reporting date using the current rate method and requires any exchange differences on translation to be recognised as a component of equity. The exact impact of this has not yet been determined by the Company.

Exploration for and evaluation of mineral resources

This standard requires the accounting policy to be consistent with the "areas of interest" approach prescribed by AASB 1022. The facts and circumstances specified by AASB 6 are broadly consistent with the factors used to determine whether or not an entity can continue to recognise its capitalised exploration and evaluation expenditure under AASB 1022. As a result, the recognition and measurement requirements for the capitalised exploration and evaluation expenditures are largely equivalent under AASB 6 and AASB 1022 and will not have any material affect on the consolidated entity.

Provision for Rehabilitation and Restoration

In accordance with Australian Standard AASB 137 *Provisions, Contingent Liabilities and Contingent Assets*, the Company and Consolidated Entity will be required to fully provide, based on discounted future cash flows, for rehabilitation and restoration where there is a legal or constructive obligation. A corresponding asset, net of depreciation to the date of transition will be recognised and be depreciated together with development assets. The Company and Consolidated Entity will be required to recognise the unwinding of the discount in relation to the provision applied directly as an interest expense. The exact impact of this has not yet been determined by the company and consolidated entity. .

The Directors declare that:

(a) *In the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts* as and when they become due and payable;

(b) In the Directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity; and

(c) The Directors have been given the declarations required by s.295A of the Corporations Act 2001.

Signed in accordance with a resolution of the directors made pursuant to s.295(5) of the Corporations Act 2001.

On behalf of the Directors

N R Forrester

CHAIRMAN and MANAGING DIRECTOR

Perth, 8 September 2005.

Deloitte.

Deloitte Touche Tohmatsu
A.C.N. 74 490 121 060

Woodside Plaza
Level 14
240 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

DX 206
Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

Independent Audit Report to the Members of Mount Burgess Mining N.L.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Mount Burgess Mining N.L. (the Company) and the consolidated entity, for the financial year ended 30 June 2005 as set out on pages 18 to 39. The consolidated entity comprises the Company and the entities it controlled at the year's end or from time to time during the financial year.

The Directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with the Corporations Act 2001 and Accounting Standards and other mandatory professional reporting requirements in Australia so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Mount Burgess Mining N.L. is in accordance with:

(a) the Corporations Act 2001, including:

- (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and
- (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

DELOITTE TOUCHE TOHMATSU

A T Richards
Partner
Chartered Accountants
Perth, 8 September 2005

The liability of Deloitte Touche Tohmatsu is limited by, and to the extent of, the Accountants' scheme under the Professional Standards Act 1994 (NSW).

ADDITIONAL INFORMATION INCLUDED IN ACCORDANCE WITH THE LISTING REQUIREMENTS OF THE AUSTRALIAN STOCK EXCHANGE LIMITED

The information set out below was applicable as at 10 August 2005.

1. Distribution of Equity Securities and Voting Rights:

(a) Distribution of Shareholders of Ordinary shares:-

	No. of Holders
1 – 1,000	199
1,001 – 5,000	529
5,001 – 10,000	358
10,001 – 100,000	683
100,000 and over	116
Total No. of Shareholders	1885

(b) Each shareholder entitled to vote may vote in person or by proxy, attorney or representative. On a show of hands, every person present who is a shareholder or a proxy, attorney or representative of a shareholder has one vote. On a poll, every person present who is a shareholder or a proxy, attorney or representative of a shareholder shall, in respect of each fully paid share held by him, or in respect of which he is appointed a proxy, attorney or representative, have one vote for the share.

(c) There existed 598 shareholders who held less than a marketable parcel of shares.

2. Substantial Shareholders

The Company had two substantial shareholder as follows:-

N R Forrester (with associates)	11,437,346 shares
A P Stirling (with associates)	8,390,694 shares

3. Top Twenty Shareholders

Shareholder Name	Units Held	Percentage of Issued Capital
Citicorp Nominees Limited	34,938,183	21.30
J P Morgan Nominees Australia Ltd	16,768,280	10.22
ANZ Nominees Australia Ltd	14,543,005	8.86
Nefco Nominees Pty Ltd	8,392,762	5.12
National Nominees Limited	7,385,257	4.50
Mr Nigel Raymond Forrester	7,063,576	4.30
Westpac Custodian Nominees	6,112,220	3.72
Beta Management Services (S/F Account)	2,604,000	1.68
Strata Drilling WA Pty Ltd	2,200,000	1.34
Yandal Investments Pty Ltd	2,000,000	1.21
Ronald William O'Regan	1,763,200	1.07
Mr Godfrey Taylor	1,563,312	0.95
Greenstone Investments Pty Ltd	1,504,150	0.91
Mr Oliver Messenger (Messenger Family Account)	1,300,000	0.79
Platinum Broking Company Ltd	1,160,000	0.70
Jennifer Lilian O'Regan	1,136,800	0.69
Salto Pty Ltd	1,000,000	0.60
Travelly Pty Ltd	1,000,000	0.60
Toltec Holdings Pty	1,000,000	0.60
Cen Pty Ltd	900,000	0.54
	114,334,745	69.70

4 Contingent Liabilities in relation to Termination Benefits

There are no service agreements with any directors or officers of the Company.

Tenement No.		% Equity
AUSTRALIA		
Telfer		
E45/854		100
E45/1218		100
E45/1393		100
E45/1946	Under Application	100
E45/2202		100
E45/2243		100
E45/2302		100
E45/2317	Under Application	100
M45/527		100
M45/528		100
M45/542		100
M45/543		100
M45/661		100
M45/662		100
M45/750	Under Application	100
M45/901	Under Application	100
M45/917	Under Application	100
M45/918	Under Application	100
M45/967	Under Application	100
M45/968	Under Application	100
M45/992	Under Application	100
P45/2458		100
P45/2460		100
Tabletop		
E45/1741	Under Application	100
E45/1742	Under Application	100
E45/1743	Under Application	100
E45/1744	Under Application	100
E45/1745	Under Application	100
E45/1746	Under Application	100

Tenement No.		% Equity
AUSTRALIA		
Duketon		
E38/1416	Under Application	100
E38/1417	Under Application	100
Gullewa		
E59/1017	Under Application	100
E59/1018		100
Mount Elvire		
E30/256		100
NAMIBIA, Tsumkwe		
EPL 2012		90
EPL 2014		90
EPL 2817		90
EPL 2818		90
EPL 2819		90
EPL 3019		90
EPL 3020		90
EPL 3021		100
EPL 3022		100
BOTSWANA, Kihabe		
PL69/2003		100

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